UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

ANGI INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Kendall Handler

Senior Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person IAC/InterActiveCorp (84-3727412)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 424,537,285(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 424,537,285(1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 424,537,285(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 84.4% (2)

14	Type of Reporting Person CO

(1)   Reflects: (i) 421,958,021 shares of Class B Common Stock, par value $0.001, of Angi Inc. (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”) on an as converted basis into shares of Class A Common Stock, par value $0.001, of Angi Inc. (the “Class A Common Stock”) in accordance with their terms and (ii) 2,579,264 shares of Class A Common Stock beneficially owned by IAC.

(2)   Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of Class A Common Stock on a one-for-one basis. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, IAC beneficially owns equity securities of Angi Inc. representing approximately 98.2% of the total number of votes of all classes of common stock of Angi Inc., based on 78,192,070 shares of Class A Common Stock and 421,861,990 shares of Class B Common Stock outstanding as of January 29, 2021, plus the issuances referred to in this report.

Introductory Note

The Report on Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Class A Common Stock”), of Angi Inc., a Delaware corporation (formerly known as ANGI Homeservices Inc., the “Company” or “ANGI”), initially filed by IAC/InterActiveCorp (“IAC”) with the Securities and Exchange Commission (the “SEC”) on July 7, 2020 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 3.         Source or Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of September 29, 2017, by and between IAC and ANGI: (i) 102,838, 2,905 and 96,031 shares of ANGI Class B common stock, par value $0.001 (the “Class B Common Stock”), were issued to IAC on September 30, 2020, December 31, 2020 and March 31, 2021, respectively, and (ii) 2,579,264 shares of Class A Common Stock were issued to IAC on March 31, 2021, in all cases, as reimbursement for shares of common stock, par value $0.001, of IAC issued in connection with the settlement of the exercise and/or vesting of certain IAC equity awards, ANGI equity awards and equity awards denominated in shares of an ANGI subsidiary, in all cases, held by ANGI employees.

Item 5. Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)         IAC beneficially owns: (i) 421,958,021 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock, and (ii) 2,579,264 shares of Class A Common Stock representing 3.2% of the outstanding shares of Class A Common Stock as of January 29, 2021, plus the issuances referred to in this report. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares. IAC is the beneficial owner of equity securities of ANGI representing approximately 98.2% of the voting power of ANGI capital stock and approximately 84.4% (on an as converted basis) of the outstanding shares of ANGI capital stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1

Investor Rights Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.2 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2

Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.1 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3

Employee Matters Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.5 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2021

IAC/INTERACTIVECORP

/s/ KENDALL HANDLER
Kendall Handler
Senior Executive Vice President, General Counsel & Secretary

ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC/InterActiveCorp (“IAC”). The name of each person who is a director of IAC is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 555 West 18th Street, New York, NY 10011.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Chelsea Clinton* c/o The Clinton Foundation 1271 Avenue of the Americas, 42nd Floor New York, NY 10020	Vice Chair	The Clinton Foundation

Barry Diller*	Chairman & Senior Executive	IAC

Michael D. Eisner* c/o The Tornante Company, LLC 233 South Beverly Drive, 2nd Floor Beverly Hills, CA 90212	Chairman	The Tornante Company, LLC

Bonnie S. Hammer* c/o NBCUniversal 30 Rockefeller Plaza New York, NY 10112	Vice Chairman	NBCUniversal

Kendall Handler	Senior Vice President, General Counsel & Secretary	IAC

Joey Levin*	Chief Executive Officer	IAC

Bryan Lourd* c/o Creative Artists Agency 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director	Creative Artists Agency

Victor Kaufman*	Vice Chairman	IAC

Westley Moore* 325 Huron Street, Suite 412 Chicago, IL 60654	Chief Executive Officer	Robin Hood (the not-for-profit)

David S. Rosenblatt* c/o 1stdibs.com 51 Astor Place, 3rd Floor New York, NY 10003	Chief Executive Officer	1stdibs.com

Glenn H. Schiffman	Executive Vice President & Chief Financial Officer	IAC

Alan G. Spoon* c/o Northstar Advisors LLC 880 Winter Street, Suite 350 Waltham, MA 02451	Partner Emeritus	Polaris Partners

Mark Stein	Executive Vice President & Chief Strategy Officer	IAC

Alexander von Furstenberg* c/o Ranger Global Advisors 9465 Wilshire Blvd. Beverly Hills, CA 90212	Founder and Chief Investment Officer	Ranger Global Advisors

Richard F. Zannino* c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Managing Director	CCMP Capital Advisors